UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
AMBASSADORS INTERNATIONAL, INC.
(Issuer)
AMBASSADORS CRUISE GROUP, LLC
MQ BOAT, LLC
DQ BOAT, LLC
CONTESSA BOAT, LLC
CQ BOAT, LLC
AMBASSADORS INTERNATIONAL CRUISE GROUP (USA), LLC
AMERICAN WEST STEAMBOAT COMPANY LLC
QW BOAT COMPANY LLC
AMBASSADORS INTERNATIONAL MARSHALL ISLANDS, LLC
AMBASSADORS INTERNATIONAL CRUISE GROUP, LLC
AMBASSADORS INTERNATIONAL INVESTMENTS, LLC
WINDSTAR SAIL CRUISES LIMITED
WIND STAR LIMITED
WIND SPIRIT LIMITED
DEGREES LIMITED
(Guarantors)
(Name of applicant)
2101 4th Avenue, Suite 210, Seattle, Washington 98121
(Address of principal executive offices)
Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount*

10% Senior Secured Notes due 2012	Up to a maximum initial aggregate principal amount of $26,500,000
Approximate date of proposed public offering:
As promptly as practicable after the date of this Application for Qualification

Name and address of agent for service:	With copies to:

Arthur A. Rodney	David J. Johnson, Jr., Esq.
Chief Executive Officer	John-Paul Motley, Esq.
Ambassadors International, Inc.	O’Melveny & Myers LLP
2101 4th Avenue, Suite 210	1999 Avenue of the Stars, 7th Floor
Seattle, Washington 98121	Los Angeles, California 90067
(206) 292-9606	(310) 553-6800

*	The actual aggregate principal amount of 10% Senior Secured Notes due 2012 to be initially issued pursuant to the New Indenture, which is defined below, may be less and will depend upon the aggregate amount of the Company’s 3.75% Convertible Senior Notes due 2027 that are exchanged as described in Item 2 hereof, “Securities Act Exemption Applicable.” Additional 10% Senior Secured Notes due 2012 may be subsequently issued in certain circumstances, as set forth in the New Indenture.
The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the applicant.

This Amendment No. 2 to Form T-3 (this “Amendment”) is being filed solely to file Exhibits T3A.14 through T3A.16, T3B.11, T3C.1, T3E.6, T3E.7 and T3F.1, and to update the descriptions of certain indenture provisions in Item 8 hereof, “Analysis of Indenture Provisions.” This Amendment is not intended to amend or delete any other part of the Form T-3.
GENERAL
1. General Information.
(a) Form of organization: The issuer of the New Notes (as defined below) is Ambassadors International, Inc. (the “Company”), which is a corporation. The following subsidiaries of the Company will be guarantors of the New Notes (the “Subsidiary Guarantors” and, together with the Company, the “Applicants”): (a) Ambassadors Cruise Group, LLC, MQ Boat, LLC, DQ Boat, LLC, Contessa Boat, LLC, CQ Boat, LLC, Ambassadors International Cruise Group (USA), LLC, American West Steamboat Company LLC, QW Boat Company LLC, Ambassadors International Marshall Islands, LLC, Ambassadors International Cruise Group, LLC and Ambassadors International Investments, LLC, each of which is a limited liability company; and (b) Windstar Sail Cruises Limited, Wind Star Limited, Wind Spirit Limited, and Degrees Limited, each of which is a company.
(b) State or other sovereign power under the laws of which organized: The Company, Ambassadors Cruise Group, LLC, MQ Boat, LLC, DQ Boat, LLC, Contessa Boat, LLC, CQ Boat, LLC and Ambassadors International Cruise Group (USA), LLC are organized under the laws of the State of Delaware. American West Steamboat Company LLC and QW Boat Company LLC are organized under the State of Oregon. Ambassadors International Marshall Islands, LLC and Ambassadors International Cruise Group, LLC are organized under the laws of the Republic of the Marshall Islands. Ambassadors International Investments, LLC, Windstar Sail Cruises Limited, Wind Star Limited, Wind Spirit Limited and Degrees Limited are organized under the laws of the Commonwealth of the Bahamas.
2. Securities Act Exemption Applicable.
The Company is planning to offer (the “Exchange Offer”) to exchange for each $1,000 principal amount of its outstanding 3.75% Convertible Senior Notes due 2027 (the “Existing Notes”) and certain associated rights: (i) 230.3766 shares of its common stock, par value $0.01 per share (“Common Stock”) plus (ii) $273.1959 principal amount of its 10% Senior Secured Notes due 2012 (the “New Notes,” and together with the consideration referenced in clause (i), the “Exchange Consideration”), upon the terms and subject to the conditions set forth in the Offer to Exchange and Consent Solicitation (as amended and supplemented from time to time, the “Offer to Exchange”), the accompanying Letter of Transmittal and Consent Solicitation and the related offer materials (as amended and supplemented from time to time, the “Offer Documents”). The New Notes will be fully and unconditionally guaranteed on an unsubordinated, secured basis by the Subsidiary Guarantors. The Company may issue up to $26,500,000 aggregate principal amount of New Notes and up to 22,346,534 shares of Common Stock pursuant to the Exchange Offer. The aggregate principal amount of New Notes and the number shares of Common Stock actually issued pursuant to the Exchange Offer will depend on the aggregate principal amount of Existing Notes validly tendered and accepted for exchange pursuant to the Exchange Offer. The definitive terms and conditions of the Exchange Offer will be contained in the Offer Documents, which are filed as Exhibits T3E.1 through T3E.4 hereto and incorporated herein by reference.
The New Notes and the related guarantees (the “Subsidiary Guarantees”) will be issued under the indenture (the “New Indenture”) to be qualified by this Application for Qualification (this “Application”). For more detailed information on the New Indenture, see Item 8 of this Application, “Analysis of Indenture Provisions.”
No tenders of Existing Notes will be accepted for exchange before the effective date of this Application.
The Company intends to make the Exchange Offer in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof, based upon the following facts:

•	The New Notes will be offered by the Applicants to their existing security holders exclusively and solely in exchange for (i) Existing Notes of the Company and (ii) rights granted by each Subsidiary Guarantor to the holders of Existing Notes (“Holders”) to acquire such Holder’s pro rata share (based on the aggregate principal amount of outstanding Existing Notes at such time) of 10% of the common stock of such Subsidiary Guarantor that is offered in any underwritten offering of such common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, with certain exceptions, prior to December 31, 2011.

•	There have not been any sales of securities of the same class as the New Notes and Subsidiary Guarantees by any of the Applicants by or through an underwriter at or about the time of the Exchange Offer, nor are there any such sales planned.

•	None of the Applicants has paid or given, and none of them will pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Applicants’ officers and regular employees, such officers and regular employees will not receive additional compensation for making such solicitations.

•	None of the Applicants has retained a dealer-manager in connection with the Exchange Offer. The Company has engaged Globic Advisors as the exchange agent for the Exchange Offer (the “Exchange Agent”) and as the information agent for the Exchange Offer (the “Information Agent”). The Exchange Agent and Information Agent will provide to the Holders only information otherwise contained in the Offer to Exchange and related Offer Documents and general information regarding the mechanics of the exchange process. The Exchange Agent will provide acceptance and exchange services with respect to the exchange of Existing Notes for Common Stock and New Notes. Neither the Exchange Agent nor the Information Agent will solicit exchanges in connection with the Exchange Offer or make recommendations as to acceptance or rejection of the Exchange Offer. The Exchange Agent and Information Agent will be paid reasonable fees directly by the Company for their services. Such fees are not conditioned on the success of the Exchange Offer. Officers and regular employees of the Company may provide information concerning the Exchange Offer to the Holders but will not receive any additional compensation for doing so.

•	No Holder has made or will be requested to make any cash payment in connection with the Exchange Offer other than (i) the payment of any applicable taxes, in accordance with the terms of the Exchange Offer Materials or (ii) if such Holder tenders its Existing Notes through its broker, dealer, commercial bank, trust company or other institution, any applicable fees or commissions payable to such broker, dealer, commercial bank, trust company or other institution.
AFFILIATIONS
3. Affiliates.
The following list sets forth the affiliates of the Applicants as of the date of this Application:

			Percentage
Name of Affiliate	Jurisdiction	Owner of Voting Securities	Owned
Ambassadors Cruise Group, LLC	Delaware	Ambassadors International, Inc.	100%
Cypress Reinsurance, Ltd	Bermuda	Ambassadors International, Inc.	100%
Ambassadors, LLC	Delaware	Ambassadors International, Inc.	100%
American West Steamboat Company LLC	Oregon	Ambassadors Cruise Group, LLC	100%
MQ Boat, LLC	Delaware	Ambassadors Cruise Group, LLC	100%
DQ Boat, LLC	Delaware	Ambassadors Cruise Group, LLC	100%
QW Boat Company LLC	Oregon	Ambassadors Cruise Group, LLC	100%
Contessa Boat, LLC	Delaware	Ambassadors Cruise Group, LLC	100%
CQ Boat, LLC	Delaware	Ambassadors Cruise Group, LLC	100%

			Percentage
Name of Affiliate	Jurisdiction	Owner of Voting Securities	Owned
Ambassadors International Marshall Islands, LLC	Marshall Islands	Ambassadors Cruise Group, LLC	100%
Ambassadors International Cruise Group, LLC	Marshall Islands	Ambassadors International Marshall Islands, LLC	100%
Ambassadors International Investments, LLC	Marshall Islands	Ambassadors International Cruise Group, LLC	100%
Ambassadors International Cruise Group (USA), LLC	Delaware	Ambassadors International Cruise Group, LLC	100%
Windstar Sail Cruises Limited	Bahamas	Ambassadors International Cruise Group, LLC	100%
Wind Star Limited	Bahamas	Windstar Sail Cruises Limited	100%
Wind Spirit Limited	Bahamas	Windstar Sail Cruises Limited	100%
Degrees Limited	Bahamas	Windstar Sail Cruises Limited	100%
For purposes of this Application only, certain directors and officers of each of the Applicants may be deemed to be “affiliates” of such Applicant by virtue of their positions with such Applicant, and certain persons may be deemed “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Company. See Item 4 hereof, “Directors and Executive Officers,” and Item 5 hereof, “Principal Owners of Voting Securities.”
MANAGEMENT AND CONTROL
4. Directors and Executive Officers.
Set forth below are the names and all offices of all directors and executive officers of the Applicants as of the date hereof. The mailing address for each director and executive officer is c/o Ambassadors International, Inc., 2101 4th Avenue, Suite 210 Seattle, Washington 98121.
(a) The directors and executive officers of the Company are as follows:

Name	Office(s)
Arthur A. Rodney	Director, Chief Executive Officer
J. Hale Hoak	Director
Rafer L. Johnson	Director
Daniel J. Englander	Director
Mark Detillion	Chief Financial Officer
(b) The directors and executive officers of Ambassadors International Cruise Group (USA), LLC are as follows:

Name	Office(s)
Mark Detillion	Management Committee Member
Diane Moore	Management Committee Member
Jacobus N. Corbijn	Management Committee Member
(c) The directors and executive officers of Ambassadors International Marshall Islands, LLC are as follows:

Name	Office(s)
Mark Detillion	Chief Financial Officer, Treasurer, Assistant Secretary
Diane Moore	President
Jacobus N. Corbijn	Vice President, Secretary, Assistant Treasurer

(d) The directors and executive officers of Windstar Sail Cruises Limited, Wind Star Limited, Wind Spirit Limited and Degrees Limited are as follows:

Name	Office(s)
Arthur A. Rodney	Director
Mark Detillion	Director, Chief Financial Officer, Treasurer, Assistant Secretary
Diane Moore	Director, President
Jacobus N. Corbijn	Vice President, Secretary, Assistant Treasurer
(e) Ambassadors Cruise Group, LLC, is managed by its sole member, Ambassadors International, Inc. MQ Boat, LLC, DQ Boat, LLC, Contessa Boat, LLC, CQ Boat, LLC, American West Steamboat LLC and QW Boat Company LLC are managed by their sole member, Ambassadors Cruise Group, LLC. Ambassadors International Cruise Group, LLC is managed by its sole member, Ambassadors International Marshall Islands, LLC. Ambassadors International Investments, LLC is managed by its managing member, Ambassadors Cruise Group, LLC. None of them has officers or directors.
5. Principal Owners of Voting Securities.
As of September 9, 2009, based on publicly available information, the Company believes that the following person beneficially owns ten percent (10%) or more of the voting securities of the Company:

			Percentage of Voting
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Securities Owned(1)
Peter V. Ueberroth	Common Stock	1,301,000	11.64%
The Contrarian Group, Inc.
1071 Camelback St., Suite 111
Newport Beach, CA 92660

(1)	The percentage of voting securities owned is based on 11,173,267 shares of the Company’s Common Stock, par value $0.01 per share, outstanding as of September 9, 2009.
See Item 3 hereof, “Affiliates,” for information about the ownership of the voting securities of the Subsidiary Guarantors.
UNDERWRITERS
6. Underwriters.
(a) During the three years prior to the date of the filing of this Application, each of the following persons has acted as an underwriter or placement agent of the Company’s securities outstanding on the date of this Application.

Name of Underwriter and Mailing Address	Class of Securities Underwritten
Thomas Weisel Partners LLC	3.75% Convertible Senior Notes due 2027
One Montgomery Street, Suite 3700
San Francisco, CA 94104
During the three years prior to the date of the filing of this Application, no person has acted as an underwriter or placement agent of any of the Subsidiary Guarantors’ securities outstanding on the date of this Application.
(b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.

CAPITAL SECURITIES
7. Capitalization.
(a) The table below sets forth the amount authorized and amount outstanding of each class of the Applicants’ securities as of September 9, 2009.

Title of Class (1)	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share, of the Company	42,000,000 shares	11,173,267 shares (2)
Preferred Stock, par value $0.01 per share, of the Company	2,000,000 shares	0 shares
3.75% Convertible Senior Notes due 2027 of the Company	$97,000,000 principal amount	$97,000,000 principal amount (3)
Membership Interests of Ambassadors Cruise Group, LLC	100%	100%
Membership Interests of MQ Boat, LLC	100%	100%
Membership Interests of DQ Boat, LLC	100%	100%
Membership Interests of Contessa Boat, LLC	100%	100%
Membership Interests of CQ Boat, LLC	100%	100%
Membership Interests of Ambassadors International Cruise Group (USA), LLC	100%	100%
Membership Interests of American West Steamboat Company LLC	100%	100%
Membership Interests of QW Boat Company LLC	100%	100%
Membership Interests of Ambassadors International Marshall Islands, LLC	100%	100%
LLC Shares, no par value, of Ambassadors International Cruise Group, LLC	100 shares	100 shares
LLC Shares, no par value, of Ambassadors International Investments, LLC	100 shares	100 shares
Redeemable Preference Shares, $1.00 par value, of Wind Star Sail Cruises Limited	24,000 shares	24,000 shares
Ordinary Shares, $1.00 par value, of Wind Star Sail Cruises Limited	32,000 shares	32,000 shares
Shares, $1.00 par value, of Wind Star Limited	10,000 shares	10,000 shares
Shares, $1.00 par value, of Wind Spirit Limited	10,000 shares	10,000 shares
Shares, $1.00 par value, of Degrees Limited	5,000 shares	5,000 shares

(1)	The Company may issue up to $26,500,000 aggregate principal amount of New Notes pursuant to the Exchange Offer. The aggregate principal amount of New Notes actually issued pursuant to the Exchange Offer will depend on the aggregate principal amount of Existing Notes tendered and accepted pursuant to the Exchange Offer.

(2)	The Company may issue up to 22,346,534 shares of Common Stock pursuant to the Exchange Offer. The number of shares of Common Stock actually issued pursuant to the Exchange Offer will depend on the aggregate principal amount of Existing Notes tendered and accepted pursuant to the Exchange Offer.

(3)	Convertible into Common Stock of the Company at a rate of 17.8763 shares per $1,000 principal amount of Existing Notes, subject to certain adjustments.
(b) Each holder of Common Stock is entitled to one vote for each share of Common Stock registered in such holder’s name on all matters submitted to the Company’s stockholders. The Company’s board of directors has the authority to issue preferred stock of the Company with such voting rights as it may designate.

INDENTURE SECURITIES
8. Analysis of Indenture Provisions.
The New Notes and Subsidiary Guarantees will be subject to the New Indenture. The following is a general description of certain provisions of the New Indenture, as required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended. The description is qualified in its entirety by reference to the New Indenture, attached as Exhibit T3C.1 hereto. Capitalized terms used, but not defined, in this Item 8 shall have the meanings given to them in the New Indenture.
(a) Events Of Default; Withholding of Notice
The following will be “Events of Default” under the New Indenture:
(1)	failure to pay principal of any New Note when due;

(2)	failure to pay any interest on any New Note when due, continued for 30 days;

(3)	failure to purchase New Notes when required to be purchased pursuant to an Offer to Purchase made pursuant to certain covenants contained in the New Indenture;

(4)	failure to perform or comply with the provisions of the New Indenture relating to Changes of Control and mergers, consolidations and certain sales of assets;

(5)	failure to perform any other covenant or agreement of the Company under the New Indenture or any of the Security Documents, where such failure has continued for 30 days after written notice from the trustee under the New Indenture (the “Trustee”) or holders of at least 25% in principal amount of the outstanding New Notes as provided in the New Indenture;

(6)	failure to pay when due at maturity (subject to any grace period), or upon acceleration of, the principal of any Debt of the Company or any Restricted Subsidiary (other than Debt owing to the Company or a Restricted Subsidiary and Debt under the Working Capital Facility) in an aggregate principal amount in excess of $5 million, unless such failure has been cured or waived (and, in the case of a waiver, such waiver is then in effect);

(7)	the rendering of a final judgment or judgments (not subject to appeal) against the Company or any of its Restricted Subsidiaries in an amount in excess of $5 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;

(8)	certain events of bankruptcy, insolvency or reorganization affecting the Company or any of its Significant Subsidiaries;

(9)	the occurrence of any event of default (after giving effect to any applicable grace periods) under the Working Capital Facility, unless such failure has been cured or waived (and, in the case of a waiver, such waiver is then in effect); and

(10)	except as permitted by the New Indenture and the New Notes, the cessation of effectiveness of any Subsidiary Guarantee or the finding by any judicial proceeding that any such Subsidiary Guarantee is unenforceable or invalid or the written denial or disaffirmation by any Subsidiary of its Obligations under its Subsidiary Guarantee.
If any Event of Default (other than an Event of Default described in clause (8) above) will occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding New Notes may accelerate the maturity of all New Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding New Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the New Indenture. If an Event of

Default specified in clause (8) above occurs, the outstanding New Notes will automatically become immediately due and payable without any act on the part of the Trustee or any holder.
In the event of a declaration of acceleration of the New Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Debt described in clause (6) above, the declaration of acceleration of the New Notes shall be automatically annulled if (a) the holders of any Debt described in clause (6) above have rescinded or waived the declaration of acceleration in respect of the Debt, (b) the Debt that is the basis of such Event of Default has been discharged or (c) the default that is the basis of such Event of Default has been cured, in each case within 30 days of the date of the declaration and if:
(1)	the annulment of the acceleration of the New Notes would not conflict with any judgment or decree of a court of competent jurisdiction; and

(2)	all existing Events of Default, except nonpayment of principal or interest on the New Notes that became due solely because of the acceleration of the New Notes, have been cured or waived.
If a default or Event of Default occurs and is continuing as to which the Trustee has received notice pursuant to the provisions of this Indenture, the Trustee shall mail to each holder of Securities a notice of the default or Event of Default within 90 days after it occurs unless such default or Event of Default has been cured or waived; provided, however, that in the case of any default of the character specified in clause (5) above, no such notice to holders shall be given until at least 30 days after the Company is given a Notice of Default pursuant to such clause. Except in the case of a default or Event of Default in payment of any amounts due with respect to any Securities, the Trustee may withhold the notice if and so long as it in good faith determines that withholding the notice is in the best interests of the holders of the Securities. For the purpose of this Section, the term “default” means any event which is, or after notice or lapse of time or both would become, an Event of Default.
(b) Authentication and Delivery of the New Notes; Application of Proceeds Thereof
One of the Company’s officers shall sign the New Notes by manual or facsimile signature. If an officer of the Company whose signature is on a New Note no longer holds that office at the time the New Note is authenticated, the New Note shall nevertheless be valid.
No New Note or Subsidiary Guarantee endorsed thereon shall be entitled to any benefit under the New Indenture or be valid or obligatory for any purpose unless there appears on such New Note a certificate of authentication substantially in the form provided in the New Indenture executed by the Authentication Agent by manual signature, and such certificate upon any New Note shall be conclusive evidence, and the only evidence, that such New Note has been duly authenticated and delivered under the New Indenture.
The aggregate principal amount of New Notes which may be authenticated and delivered under the New Indenture is limited to $26,500,000 (plus (i) the principal amount of any PIK Securities issued in payment of interest pursuant to the terms of the New Indenture, (ii) the principal amount of any additional New Notes issued from time to time after the date of the New Indenture in exchange for Existing Notes, and (iii) the principal amount of any additional New Notes issued pursuant to the most-favored nation provisions of the New Indenture).
The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Notes.
There will be no proceeds (and therefore no application of such proceeds) from the issuance of the New Notes because the New Notes (and Common Stock) will be issued in exchange for the Existing Notes.
(c) Release and Substitution of Property Subject to the Lien of the New Indenture
Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents or as provided in the New Indenture and will automatically be so released in accordance with the Security Documents under any one or more of the following circumstances:

(1)	if the assets subject to the Lien are transferred or otherwise disposed of in compliance with the restrictions on Asset Dispositions, such assets shall be so released;

(2)	if any Subsidiary that is a Subsidiary Guarantor is released from its Subsidiary Guarantee in accordance with applicable provisions of the New Indenture and the Security Documents, that Subsidiary’s assets shall be so released; and

(3)	pursuant to the provisions of the New Indenture relating to amendments, supplements, modifications and waivers.
Upon the request of the Company pursuant to an Officer’s Certificate and an Opinion of Counsel, each to the effect that all conditions precedent under the New Indenture have been met, and without the consent of any holder, the security interests on assets included in the Collateral will be released, in whole, from the Liens security the New Notes under any one or more of the following circumstances:
(1)	upon payment in full of the principal of, accrued and unpaid interest on, the New Notes and all other amounts due under the New Indenture, the New Notes and the Security Documents;

(2)	upon satisfaction and discharge of the New Indenture as set forth in the New Indenture; or

(3)	upon defeasance or covenant defeasance as set forth in the New Indenture.
Subject to the provisions of the Security Documents and the Trust Indenture Act, in addition to releases otherwise expressly permitted under the Indenture, all or substantially all, or any material portion of, the Collateral securing the Securities will be released from the Lien and security interest created by the Security Documents upon the approval of holders of at least 95% in principal amount of the outstanding New Notes, on such terms as such holders may deem appropriate.
(d) Satisfaction and Discharge of the New Indenture
The New Indenture will be discharged and will cease to be of further effect as to all New Notes and Subsidiary Guarantees issued thereunder (except as to any surviving rights of registration of transfer or exchange of New Notes expressly provided for in the New Indenture), when:
(1)	either:
(a)	all New Notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and New Notes for whose payment money has been deposited in trust and thereafter repaid to the Company or discharged from such trust, as provided in the New Indenture, have been delivered to the Trustee for cancellation; or

(b)	all New Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Notes not delivered to the Trustee for cancellation for principal and accrued interest to the date of maturity or redemption;
(2)	no default or Event of Default (other than a default or Event of Default resulting from the borrowing of funds to be applied to such deposit) has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Company or any Subsidiary Guarantor is a party or by which the Company or any Subsidiary Guarantor is bound;

(3)	the Company or any Subsidiary Guarantor has paid or caused to be paid all sums payable by it under the New Indenture; and

(4)	the Company has delivered irrevocable instructions to the Trustee under the New Indenture to apply the deposited money toward the payment of the New Notes at maturity or the redemption date, as the case may be.
In addition, the Company must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
(e) Evidence of Compliance with Conditions and Covenants
Within 120 days after the end of each fiscal year of the Company, the Company and each Subsidiary Guarantor shall deliver an officers’ certificate to the Trustee stating whether or not to the best knowledge of the signer thereof the Company or any Subsidiary Guarantor is in default in the performance and observance of the conditions and covenants under the New Indenture or the New Notes as of the end of such fiscal year and specifying any such defaults and the nature and status thereof of which they may have knowledge.
The Company and each Subsidiary Guarantor shall deliver to the Trustee, as soon as possible and in any event within 10 days after the Company becomes aware of the occurrence of an Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an Officers’ Certificate setting forth the details of such Event of Default or default, and the action which the Company proposes to take with respect thereto. The Company shall deliver to the Trustee within 120 days after the end of each fiscal year a written statement by the Company’s independent public accountants stating that the Company is in compliance with the minimum cash balance covenant set forth in the New Indenture as of the end of such fiscal year; provided that such written statement from the Company’s independent public accountants shall not be required if the Company does not have established a Working Capital Facility at the end of such fiscal year.
Upon any application or request to the Trustee to take any action under any provision of the New Indenture, the Company shall furnish to the Trustee such certificates and opinions as may be required under the applicable provisions of the Trust Indenture Act or the New Indenture. Each such certificate or opinion shall be given in the form of an Officer’s Certificate, if to be given by an Officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Act and any other requirement set forth in the New Indenture and shall be reasonably acceptable in form and substance to the Trustee.
9. Other Obligors.
The Company’s obligations with respect to the New Notes will initially be guaranteed by each of the Subsidiary Guarantors, all of which are subsidiaries of the Company. The mailing address for each of the Subsidiary Guarantors is 2101 4th Avenue, Suite 210, Seattle, Washington 98121.
Contents of Application for Qualification
This application for qualification comprises:
(a) pages numbered 1 to 21, consecutively;
(b) the statement of eligibility and qualification on Form T-1 of the Trustee (included as Exhibit 25.1 hereto); and
(c) the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

Exhibit
Number	Description
Exhibit T3A.1	Certificate of Incorporation of Ambassadors International, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Registration No. 33-93586))

Exhibit T3A.2	Certificate of Amendment to Certificate of Incorporation of Ambassadors International, Inc. (incorporated by reference to Appendix A of our Definitive Proxy Statement filed on April 18, 2007)

Exhibit
Number	Description
Exhibit T3A.3	Certificate of Formation of Ambassadors Cruise Group, LLC*

Exhibit T3A.4	Certificate of Formation of MQ Boat, LLC*

Exhibit T3A.5	Certificate of Formation of DQ Boat, LLC*

Exhibit T3A.6	Certificate of Formation of Contessa Boat, LLC*

Exhibit T3A.7	Certificate of Formation of CQ Boat, LLC*

Exhibit T3A.8	Certificate of Formation of Ambassadors International Cruise Group (USA), LLC*

Exhibit T3A.9	Articles of Organization of American West Steamboat Company LLC*

Exhibit T3A.10	Articles of Organization of QW Boat Company LLC*

Exhibit T3A.11	Certificate of Formation of Ambassadors International Marshall Islands, LLC*

Exhibit T3A.12	Certificate of Formation of Ambassadors International Cruise Group, LLC*

Exhibit T3A.13	Certificate of Formation of Ambassadors International Investments, LLC*

Exhibit T3A.14	Certificate of Incorporation of Windstar Sail Cruises Limited**

Exhibit T3A.15	Certificate of Incorporation of Wind Star Limited**

Exhibit T3A.16	Certificate of Incorporation of Wind Spirit Limited**

Exhibit T3A.17	Certificate of Incorporation of Degrees Limited*

Exhibit T3B.1	Amended and Restated Bylaws of Ambassadors International, Inc. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed April 10, 2008)

Exhibit T3B.2	Limited Liability Company Agreement of Ambassadors Cruise Group, LLC*

Exhibit T3B.3	Limited Liability Company Agreement of MQ Boat, LLC*

Exhibit T3B.4	Limited Liability Company Agreement of DQ Boat, LLC*

Exhibit
Number	Description
Exhibit T3B.5	Limited Liability Company Agreement of Contessa Boat, LLC*

Exhibit T3B.6	Limited Liability Company Agreement of CQ Boat, LLC*

Exhibit T3B.7	Limited Liability Company Agreement of Ambassadors International Cruise Group (USA), LLC*

Exhibit T3B.8	Limited Liability Company Agreement of Ambassadors International Marshall Islands, LLC*

Exhibit T3B.9	Limited Liability Company Agreement of Ambassadors International Cruise Group, LLC*

Exhibit T3B.10	Limited Liability Company Agreement of Ambassadors International Investments, LLC*

Exhibit T3B.11	Memorandum of Association and Articles of Association of Windstar Sail Cruises Limited**

Exhibit T3B.12	Memorandum of Association and Articles of Association of Wind Star Limited*

Exhibit T3B.13	Memorandum of Association and Articles of Association of Wind Spirit Limited*

Exhibit T3B.14	Memorandum of Association and Articles of Association of Degrees Limited*

Exhibit T3C.1	Form of Indenture between the Company, the Subsidiary Guarantors and the Trustee**

Exhibit T3D	Not applicable

Exhibit T3E.1	Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) to the Company’s Schedule TO filed on September 25, 2009)

Exhibit T3E.2	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Company’s Schedule TO filed on September 25, 2009)

Exhibit T3E.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Company’s Schedule TO filed on September 25, 2009)

Exhibit T3E.4	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Company’s Schedule TO filed on September 25, 2009)

Exhibit T3E.5	Press Release, dated September 25, 2009 (incorporated by reference to Exhibit (a)(5)(B) to the Company’s Schedule TO filed on September 25, 2009)

Exhibit T3E.6	Press Release, dated October 23, 2009 (incorporated by reference to Exhibit (a)(5)(C) to the Company’s Schedule TO-1/A filed on October 26, 2009)

Exhibit T3E.7	Press Release, dated November 4, 2009 (incorporated by reference to Exhibit (a)(5)(D) to the Company’s Schedule TO-1/A filed on November 5, 2009)

Exhibit T3F.1	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended**

Exhibit 25.1	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended*

*	Previously filed and incorporated by reference to the Applicants’ Amendment No. 1 to Form T-3, file no. 022-28904, filed on September 25, 2009.

**	Filed herewith.

SIGNATURE
Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Ambassadors International, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	AMBASSADORS INTERNATIONAL, INC.
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Chief Executive Officer

Attset:	/s/ Jackie Cranston
	Name:	Jackie Cranston

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Ambassadors Cruise Group, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	AMBASSADORS CRUISE GROUP, LLC
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Authorized Signatory

Attest:	/s/ Jackie Cranston
	Name:	Jackie Cranston

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, MQ Boat, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	MQ BOAT, LLC
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Authorized Signatory

Attest:	/s/ Jackie Cranston
	Name:	Jackie Cranston

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, DQ Boat, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	DQ BOAT, LLC
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Authorized Signatory

Attest:	/s/ Jackie Cranston
	Name:	Jackie Cranston

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Contessa Boat, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	CONTESSA BOAT, LLC
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Authorized Signatory

Attest:	/s/ Jackie Cranston
	Name:	Jackie Cranston

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, CQ Boat, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	CQ BOAT, LLC
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Authorized Signatory

Attest:	/s/ Jackie Cranston
	Name:	Jackie Cranston

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Ambassadors International Cruise Group (USA), LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	AMBASSADORS INTERNATIONAL CRUISE GROUP (USA), LLC
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Authorized Signatory

Attest:	/s/ Jackie Cranston
	Name:	Jackie Cranston

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, American West Steamboat Company LLC, a limited liability company organized and existing under the laws of the State of Oregon, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	AMERICAN WEST STEAMBOAT COMPANY LLC
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Authorized Signatory

Attest:	/s/ Jackie Cranston
	Name:	Jackie Cranston

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, QW Boat Company LLC, a limited liability company organized and existing under the laws of the State of Oregon, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	QW BOAT COMPANY LLC
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Authorized Signatory

Attest:	/s/ Jackie Cranston
	Name:	Jackie Cranston

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Ambassadors International Marshall Islands, LLC, a limited liability company organized and existing under the laws of the Republic of the Marshall Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	AMBASSADORS INTERNATIONAL MARSHALL ISLANDS, LLC
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Authorized Signatory

Attest:	/s/ Jackie Cranston
	Name:	Jackie Cranston

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Ambassadors International Cruise Group, LLC, a limited liability company organized and existing under the laws of the Republic of the Marshall Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	AMBASSADORS INTERNATIONAL CRUISE GROUP, LLC
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Authorized Signatory

Attest:	/s/ Jackie Cranston
	Name:	Jackie Cranston

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Ambassadors International Investments, LLC, a limited liability company organized and existing under the laws of the Republic of the Marshall Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	AMBASSADORS INTERNATIONAL INVESTMENTS, LLC
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Authorized Signatory

Attest:	/s/ Jackie Cranston
	Name:	Jackie Cranston

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Windstar Sail Cruises Limited, a company organized and existing under the laws of the Commonwealth of the Bahamas, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	WINDSTAR SAIL CRUISES LIMITED
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Authorized Signatory

Attest:	/s/ Jackie Cranston
	Name:	Jackie Cranston

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Wind Star Limited, a company organized and existing under the laws of the Commonwealth of the Bahamas, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	WIND STAR LIMITED
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Authorized Signatory

Attest:	/s/ Jackie Cranston
	Name:	Jackie Cranston

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Wind Spirit Limited, a company organized and existing under the laws of the Commonwealth of the Bahamas, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	WIND SPIRIT LIMITED
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Authorized Signatory

Attest:	/s/ Jackie Cranston
	Name:	Jackie Cranston

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Degrees Limited, a company organized and existing under the laws of the Commonwealth of the Bahamas, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach and State of California, on this 9th day of November, 2009.

(SEAL)	DEGREES LIMITED
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Authorized Signatory

Attest:	/s/ Jackie Cranston
	Name:	Jackie Cranston

EXHIBIT INDEX

Exhibit
Number	Description
Exhibit T3A.1	Certificate of Incorporation of Ambassadors International, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Registration No. 33-93586))

Exhibit T3A.2	Certificate of Amendment to Certificate of Incorporation of Ambassadors International, Inc. (incorporated by reference to Appendix A of our Definitive Proxy Statement filed on April 18, 2007)

Exhibit T3A.3	Certificate of Formation of Ambassadors Cruise Group, LLC*

Exhibit T3A.4	Certificate of Formation of MQ Boat, LLC*

Exhibit T3A.5	Certificate of Formation of DQ Boat, LLC*

Exhibit T3A.6	Certificate of Formation of Contessa Boat, LLC*

Exhibit T3A.7	Certificate of Formation of CQ Boat, LLC*

Exhibit T3A.8	Certificate of Formation of Ambassadors International Cruise Group (USA), LLC*

Exhibit T3A.9	Articles of Organization of American West Steamboat Company LLC*

Exhibit T3A.10	Articles of Organization of QW Boat Company LLC*

Exhibit T3A.11	Certificate of Formation of Ambassadors International Marshall Islands, LLC*

Exhibit T3A.12	Certificate of Formation of Ambassadors International Cruise Group, LLC*

Exhibit T3A.13	Certificate of Formation of Ambassadors International Investments, LLC*

Exhibit T3A.14	Certificate of Incorporation of Windstar Sail Cruises Limited**

Exhibit T3A.15	Certificate of Incorporation of Wind Star Limited**

Exhibit T3A.16	Certificate of Incorporation of Wind Spirit Limited**

Exhibit T3A.17	Certificate of Incorporation of Degrees Limited*

Exhibit T3B.1	Amended and Restated Bylaws of Ambassadors International, Inc. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed April 10, 2008)

Exhibit
Number	Description
Exhibit T3B.2	Limited Liability Company Agreement of Ambassadors Cruise Group, LLC*

Exhibit T3B.3	Limited Liability Company Agreement of MQ Boat, LLC*

Exhibit T3B.4	Limited Liability Company Agreement of DQ Boat, LLC*

Exhibit T3B.5	Limited Liability Company Agreement of Contessa Boat, LLC*

Exhibit T3B.6	Limited Liability Company Agreement of CQ Boat, LLC*

Exhibit T3B.7	Limited Liability Company Agreement of Ambassadors International Cruise Group (USA), LLC*

Exhibit T3B.8	Limited Liability Company Agreement of Ambassadors International Marshall Islands, LLC*

Exhibit T3B.9	Limited Liability Company Agreement of Ambassadors International Cruise Group, LLC*

Exhibit T3B.10	Limited Liability Company Agreement of Ambassadors International Investments, LLC*

Exhibit T3B.11	Memorandum of Association and Articles of Association of Windstar Sail Cruises Limited**

Exhibit T3B.12	Memorandum of Association and Articles of Association of Wind Star Limited*

Exhibit T3B.13	Memorandum of Association and Articles of Association of Wind Spirit Limited*

Exhibit T3B.14	Memorandum of Association and Articles of Association of Degrees Limited*

Exhibit T3C.1	Form of Indenture between the Company, the Subsidiary Guarantors and the Trustee**

Exhibit T3D	Not applicable

Exhibit T3E.1	Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) to the Company’s Schedule TO filed on September 25, 2009)

Exhibit T3E.2	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Company’s Schedule TO filed on September 25, 2009)

Exhibit T3E.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Company’s Schedule TO filed on September 25, 2009)

Exhibit
Number	Description
Exhibit T3E.4	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Company’s Schedule TO filed on September 25, 2009)

Exhibit T3E.5	Press Release, dated September 25, 2009 (incorporated by reference to Exhibit (a)(5)(B) to the Company’s Schedule TO filed on September 25, 2009)

Exhibit T3E.6	Press Release, dated October 23, 2009 (incorporated by reference to Exhibit (a)(5)(C) to the Company’s Schedule TO-1/A filed on October 26, 2009)

Exhibit T3E.7	Press Release, dated November 4, 2009 (incorporated by reference to Exhibit (a)(5)(D) to the Company’s Schedule TO-1/A filed on November 5, 2009)

Exhibit T3F.1	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended**

Exhibit 25.1	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended*

*	Previously filed and incorporated by reference to the Applicants’ Amendment No. 1 to Form T-3, file no. 022-28904, filed on September 25, 2009.

**	Filed herewith.